June 24, 2005

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC

Via Fax and Electronic Mail

re:   Hybrid Fuel Systems, Inc. (the "Company")
      Registration Statement of Form SB-2 filed 5/10/2005
      File No 333-124775

Dear SEC

      The following is respectfully submitted in response to your correspondence dated June 7, 2005 relating to the SB-2 Registration Statement filed by Hybrid Fuel Systems, Inc. (the "Company").

Form 10KSB for the year ended 12/31/2004

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 13

1. Please note new MD&A on page 13.

Liquidity and Capital Resources

      2. Please note

            (a) The new summary of the terms of our convertible note including payment terms, interest rate, conversion rights and maturity date which have been inserted into the 10KSB as part of NOTE 11 Subsequent Events to the financial statements.

            (b) The discussion of cash requirements as well as our source of cash in the section marked Liquidity and Capital Resources which is a part of the revised MD&A provided in response to item 1 above.

            (c) See item 2(b) above.

            (d) Please note the new discussion of our commitments including the details to our PeachTree Bank settlement included in the section titled "One Time Factors" which is part of our revised Management's Discussion and Analysis.

            (e) The "convertible debt in default" relates to an obligation recorded on our financial records prior to December 2003. We have settled $204,100 of this amount. The balance remaining represents an obligation that none of the current officers, directors or employees can ascertain the party due to receive these payments.

      3. The MD&A section has been revised. The Company had previously provided expanded disclosure regarding its financing with its March 31, 2005 Form 10QSB and has added additional disclosure to its December 31, 2004 financial statements as to the $1,200,000 financing it obtained dated April 1, 2005. the addition of this financing together with increased sales of prior products, new sales of new products and the availability of outside financing from white Knight SST, Inc. are deemed adequate to mitigate the going concern issues and ability to sustain operations through the fourth quarter 2005. as requested in comment number 5, the March 31, 2005 quarterly financial statements have been added to this document in furtherance of this explanation. Expenses for 2005 are expected to be principally normal operating salaries, continued testing of new products and legal and professional fees and other overhead. These are not expected to exceed the available financing and income from sales as further identified in the MD&A.

Description of Securities - Convertible Notes

Form 8-K dated April 1, 2005

      4. The computations of discount attributable to detachable warrants and embedded conversion feature for the April 1, 2005 financing has been determined in accordance with EITF-0027 and reflected in the subsequent event disclosures.

      DARRIN - The are also asking that we amend the "forepart" of the SB-2 for these purposes. Please advise.

Financial Statements

General

      5. The March 31, 2005 financial statements per Form 10QSB have been added to the document in accordance with Rule 3-10(g).

Report of Independent Registered Public Accounting Firm

      6. Additional disclosure has been added to the financial statement regarding the April 1, 2005 financing as further explanation of the mitigation of working capital deficit and losses and their effect on going concern.

      7. Additional disclosure has been added regarding the financing on April 1, 2005 similar to the disclosure in the March 31, 2005 Form 10QSB.

      8. Please note the revised Form 10KSB.

Balance Sheet

      9. The financial statements have been revised to reflect the deferred compensation as a negative amount in the equity section and removed as an asset.

      10. The compensation agreement with Mark Clancy and John Stanton are being amortized over the term of the agreements which is two years.

      11. The compensation to Mark Clancy and John Stanton is the form of common stock were included in "Compensation" expense in the financial statements. The financial statements have been revised to break out the related party amounts relating to this compensation.

Statement of Stockholder's Equity

      12. The Company had previously issued common shares to an investor which were subject to an agreement that the investor had a "put" option in the amount of $530,000. This put option was recorded as a liability in the balance sheet versus as equity until such time as it expired in June 2004. At the time the put option expired by lapse of time the liability was reclassified as paid in capital. The amount associated with the issuance of the common stock had previously been recorded in common stock since the stock had been issued to the investor. Since the put option expired unexercised, there was no compensation paid for this and none to be recorded. The Company had previously disclosed this in their June 30, 2004 !)QSB and has herewith added it to the footnote 9 (Shareholders' Equity).

Exhibit 23.2 Consent of Independent Auditor

      13. A revised consent is included in the SB-2/A.

Form 10QSB for the quarter-ended 3/31/05

      14. In addition the amended Form SB-2, please note the revised Form 10KSB, Form 8-K and Form 10QSB.

Part I - Financial Information

Notes to the Financial Statements

      15. Additional disclosures are included with the financial statements in accordance with SFAS 57.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations

      16. Please note the new discussion on liquidity or capital resources which has been inserted in the 10QSB for the period ended March 31, 2005.

Sincerely,


Mark Clancy
Chief Executive Officer